Shareholder Rebuttal to the Intel Opposition Statement
Regarding Say on Political Contributions Proposal

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Intel Corporation
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for proposal # 4 – Say on Political Contributions

Dear Intel Shareholder:

NorthStar Asset Management, Inc. is writing on behalf of the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”).  Contrary to Management’s opposition statement, the Proponent believes that the key issue raised by the proposal is the need for shareholder oversight to address the risks to our company posed by Intel’s political contributions to politicians who actively work to enact public policies inconsistent with our Company’s stated values.

From the perspective of the Proponent, the core provisions of the proposal are an annual shareholder vote on the company’s political spending and an annual report provided to shareholders that evaluates Management’s intended contributions as compared to the Company’s stated values.

Current Company practices involve disclosure of prior contributions without shareholder approval.  This lack of oversight increases the risks to shareholder value, because, in the opinion of the Proponent, the Company has a history of making contributions that violate our Company’s stated values. A vote on anticipated political gifts in advance of these contributions will provide shareholders with the opportunity to weigh in on potentially harmful contributions made in company name which impact both company name and shareholder value.

At Intel, company employees decide where Company and political action committee (PAC) contributions will be sent.  In the opinion of the Proponent, unfortunately, many of those decisions appear to have reflected the personal values of the decision team, rather than the expressed values of Intel.  The Proponent believes that corporate and PAC contributions given by Intel must reflect the stated company values as defined by the corporation.

The Proponent views these values to be illustrated by the Company’s nondiscrimination policies, such as the company’s statement of “We provide equal employment opportunities for all applicants and employees. We do not discriminate,” as well as public commitments to the human right to water and to “reduce emissions, manage our water use, minimize waste, and build more environmentally responsible facilities.”  In a time of increased scrutiny of corporate political contributions, fiduciaries and direct shareholders have an obligation to review these contributions to determine whether management has accurately interpreted the business interests of Intel (broadly defined to include aforementioned expressed corporate values and policies), and whether such contributions will enhance shareholder value.

The proponent believes that shareholders would also benefit from receiving the management’s analysis of whether our company’s political spending, including any contributions to advertising campaigns or so-called SuperPACS, is congruent with our company’s values. The proposal requests such an analysis.

IPAC continues to provide financial support to politicians and committees that work contrary to Intel corporate environmental and nondiscrimination goals.  The following is a short list of some of the most egregious IPAC contributions:

•
Robert Bennett (2002-2010 support): $22,000. Mr. Bennett voted against the repeal of Don’t Ask/Don’t Tell, a repeal intended to reduce discrimination in U.S. armed forces. He also voted for a constitutional amendment to ban same-sex marriage, against adding sexual orientation to definition of hate crimes, and against prohibiting job discrimination by sexual orientation;

•
Roy Blunt (2002-2009 support): $16,500. Mr. Blunt voted against the American Clean Energy and Security Act of 2009, as well as against tax incentives for alternative energy, and against the moratorium on offshore drilling. He also voted against the repeal of Don’t Ask/Don’t Tell, against hate crimes legislation, and against prohibiting job discrimination based on sexual orientation, as well as for the Marriage Protection Amendment, which would constitutionally discriminate against gay Americans;

•
John Boehner (2000-2010 support): $23,000. Mr. Boehner voted against the American Clean Energy and Security Act of 2009, and against tax incentives for renewable energy. Mr. Boehner also voted against the repeal of Don’t Ask/Don’t Tell, against hate crimes legislation; and for amendments to ban same-sex marriage;

•
Eric Cantor (2005-2011 support): $27,500. Mr. Cantor voted against the American Clean Energy and Security Act of 2009, as well as against the repeal of Don’t Ask/Don’t Tell and against hate crimes legislation. He also repeatedly voted against tax incentives for renewable energy, voted to restrict the EPA’s ability to regulate greenhouse gasses, and voted against keeping a moratorium on drilling in offshore refineries. Mr. Cantor voted against prohibiting job discrimination based upon sexual orientation and also co-sponsored the Marriage Protection Amendment (S.J.Res. 43), which would constitutionally discriminate against gay citizens;

•
David Dreier (1999-2010 support): $18,000. Mr. Dreier voted against the American Clean Energy and Security Act of 2009 and against hate crimes legislation. Additionally, Mr. Dreier voted to open the Outer Continental Shelf to oil drilling, voted against enforcing limits on CO2 global warming pollution, and voted to bar the EPA from regulating greenhouse gasses. He also voted against multiple tax incentives for renewable energy sources. Additionally, Mr. Dreier voted for banning adoptions in Washington D.C. by gay couples, as well as for ending preferential treatment by race in college admissions;

•
Jeff Flake (2000-2011 support): $39,500. As a major recipient of IPAC’s funds, Mr. Flake has not supported the Company’s stated values. Mr. Flake voted for greenhouse gas deregulation, against the American Clean Energy and Security Act of 2009, as well as for barring the EPA from regulating greenhouse gasses (considered a “direct assault on the Clean Air Act” by opponents of the bill). He also voted against hate crimes legislation and co-sponsored the Marriage Protection amendment (H.J.Res 88) in an attempt to constitutionally define marriage as one-man-one-woman;

•
Bob Goodlatte (2000-2011 support): $21,000. Mr. Goodlatte voted against the American Clean Energy and Security Act of 2009, and was a co-sponsor of H.R.872, an amendment to the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) and the Federal Water Pollution Control Act (commonly known as the Clean Water Act) which would limit EPA regulation of certain discharges of pesticides to waterways. He also voted against hate crimes legislation and the repeal of Don’t Ask/Don’t Tell;

•
Daniel Lungren (2004-2011 support): $37,999. Mr. Lungren voted against the American Clean Energy and Security Act of 2009, for opening the Outer Continental Shelf to oil drilling, and for the restriction of the EPA in regulating greenhouse gasses. He voted against tax incentives for renewable energy and against the moratorium on offshore drilling. Additionally, he voted against the repeal of Don’t Ask/Don’t Tell and hate crimes legislation, as well as AGAINST prohibiting job discrimination based on sexual orientation and FOR Constitutionally defining marriage as one-man-one-woman;

•
Greg Walden (2000-2011 support): $33,000. Mr. Walden voted in favor of greenhouse gas deregulation, against the American Clean Energy and Security Act of 2009, for opening the Outer Continental Shelf to oil drilling, against enforcing limits on CO2 global warming pollution, and for barring EPA from regulating greenhouse gases. He also voted against the repeal of Don’t Ask/Don’t Tell, voted for the Marriage Protection Amendment, and voted to ban adoption by gay couples in Washington D.C.

The Proponent contends that all electioneering contributions bearing our company’s name that are incongruent with the company’s stated values may negatively impact brand image and shareholder value. As many of the Company’s political contributions appear inconsistent with company’s public policy stances, the Proponent is concerned about the potentially negative ramifications of these contributions.

In addition, indirect contributions to electioneering spending, such as through Super PACs or the U.S. Chamber of Commerce, merit shareholder scrutiny.  Despite our Company’s publically stated values, Intel continues to be a member of the U.S. Chamber of Commerce, providing $255,000 in dues and other fees to the Chamber in 2010.  The U.S. Chamber of Commerce reportedly spends tens of millions of dollars in election communications, according to the Center for Responsive Politics.1  The Chamber’s Political Director Rob Engstrom, has been quoted as saying that the Chamber “is the old school Super PAC.”  Given the Chamber’s policy positions, this political spending may well be incongruent with our company’s stated values.  For instance, the Chamber has publically sought to put “the science of global warming on trial”2 in an attempt to curtail progressive restrictions that could slow climate change. Some have gone as far as to say that the “chamber has now declared war on the Environmental Protection Agency’s plan to use regulatory means to control emissions.”3 Due to the clearly anti-environment position held by the U.S. Chamber of Commerce, competitors such as Apple4 have quit the Chamber, while Microsoft has publically denounced the U.S. Chamber’s work against the environment.5

The Proponent supports Management’s statement that Intel participates in the political process because “public policy decisions can have significant impact on our business and on the interests of our stockholders,” and believes that Intel shareholders stand to benefit from such contributions ONLY if the contributions reflect a full incorporation of publically stated Corporate values.

In summary, Intel completely fails to address the very real issues, risks, and concerns that have been raised in this Proposal—specifically, that shareholders have a genuine and legitimate issue with the company and its PAC’s actual political contributions.

We urge you to vote “FOR” proxy proposal #4. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: May 8, 2012

	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

1   http://www.politico.com/news/stories/0312/74382.html
2  Tankersley, Jim. “U.S. Chamber of Commerce seeks trial on global warming” L.A. Times. 25 August 2009.
3  Editorial. “Way Behind the Curve.” New York Times. 29 September 2009.
4  Fahrenthold, David. “Apple Leaves U.S. Chamber Over Its Climate Position” The Washington Post. 6 October 2009.
5  Wiener, Aaron. “Microsoft Distances Itself From Chamber of Commerce on Climate” The Washington Independent. 2 March 2010.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the on the management’s proxy mailing.